

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 1, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Jerry W. Grizzle
Chief Executive Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma 73105

> **Re: AMS Health Sciences, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-QSB for the quarterly period ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-13343**

Dear Mr. Grizzle:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB December 31, 2006

Liquidity and Capital Resources, page 30

1. To the extent practical please quantify the factors that you bulleted on page 29 that are described as having contributed to you current financial condition.

2. We note since March 2006, the Company's securities have been listed on AMEX pursuant to a temporary exception that required the Company to demonstrate compliance with AMEX listing criteria. The effect of being delisted is a material event that is likely to affect your liquidity. Please explain why you did not discuss this liquidity event in your MD&A. If you determine it is appropriate to revise to include a discussion, please ensure you also discuss the effects the delisting might have on your liquidity and any loan covenants. Reference is made to Regulation S-B Item 303(b)(i).

Item 8A. Controls and Procedures, page 32

3. In light of the error discovered in the fourth quarter of 2006 regarding the recording of sales, please explain the basis for your officers' conclusions that the Company's disclosure controls and procedures were effective and that there were no changes in internal control over financial reporting.

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

4. Please disclose your customary shipping terms and whether such shipping terms dictate when title and risks and rewards of ownership pass from you to your customer. If not clearly evident from your shipping terms, please supplementally clarify for us how you have met the criteria for sales recognition upon shipment.

5. Please show us the entries you make when you buy back product from an independent associate. In this regard, an example may be helpful to our understanding. Please ensure we understand how reversal of any margin on returned products is reflected in the statement of income. We may have further comment.

Receivables

6. We note the majority of the Company's receivables are loans made to associates through a program that was terminated as of December 31, 2000. Further, we note the terms of loans were five years or less. Please explain why you have a

balance in receivables given the termination date of the program and repayment provisions.

Costs of Sales

7. To the extent you incur shipping and handling or charge customers for such, please disclose your classification policy for shipping and handlings costs. Reference is made to EITF 00-10.

Financial Condition

8. Please explain to us whether the disclosure under this caption is intended to address disclosure considerations required by the Codification of Auditing Standards AU 341.11. If so, please explain how the existing disclosure addresses such considerations.

Note 6 Debt, page F-14

9. Please disclose the principle assumptions you used in your valuation of the warrants under Black-Scholes. To the extent any of the assumptions differ from those used in your valuation of employee options and disclosed on page F-11, please supplementally explain the reason. Also tell us the contractual term of the warrants and the term used for Black-Scholes.

10. We are unclear on how the relative fair value method was used to allocate value to the advisor warrants and the underlying debt amount. Your disclosure suggests the warrants were issued to the advisors as a fee as opposed to a basket of securities for cash. If our understanding is incorrect, please supplementally clarify it. Otherwise, please revise your disclosure. Please also disclose the principle assumptions used in valuing the advisor warrants. If the same as the warrants issued with debt, you may narratively indicate such.

11. To help us better understand, please explain how you calculated a reduction in debt of $159,125 due to the conversion of 350,000 shares. Please be detailed in your illustration.

Note 9 Shareholders Equity, page F-17

12. Please explain why the weighted average exercise prices from the table on page F-17 do not coincide with the weighted average exercise prices from the table on page F-12.

13. To help us better understand your recognition of stock-based compensation expense, please show us how you calculated, using the Black Scholes option

pricing model, a weighted average grant date fair value of $0.59. In this regard, please tell us the market price used in the model. Please also explain what date the intrinsic values disclosed on page F-12 are as of. If intrinsic value is as of grant date, given your disclosure of intrinsic value, please tell us how this reconciles with the Plan's limitation of exercise price being not less than market value of the common stock on the grant date as disclosed in the last paragraph on page F-11 We may have further comment.

Note 16. Discontinued Operations, page F-25

14. On November 15, 2006, you entered into certain lease and purchase agreements with Republic Plastics Ltd to take over the operations of Heartland Cup. As part of the Agreement you entered into an equipment lease with Republic with a purchase option. Please tell us whether your equipment lease and any contingent obligation on the assumed lease of the Heartland Cup plant would constitute "continuing involvement" under paragraph 42 of SFAS no. 144. If so, please explain how you concluded presentation of Heartland Cup as discontinued operations is appropriate. Reference is made to SFAS 144 and EITF 03-13. To the extent you believe you had no continuing involvement, please ensure you describe in detail your basis for you position. We may have further comment.

Form 10-QSB June 30, 2007

Note 3 Marketable Securities, page 8

15. It appears you have sold all marketable securities, with the exception of those pledged as collateral in connection with the Note issued for the acquisition of Heartland. Please disclose any gains or loses that were realized. Reference is made to SFAS 115, paragraph 21.

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3849 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant